UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549


                           SCHEDULE 13D

             Under the Securities Exchange Act of 1934
                        (Amendment No. 7)*

                        INAMED Corporation
                         (Name of Issuer)

                   Common Stock, Par Value $ .01
                  (Title of Class of Securities)

                             453235103
                          (CUSIP NUMBER)

                         Donald K. McGhan
   3800 Howard Hughes Pkwy., Las Vegas, NV 89109 (702) 791-3388
    (Name, address and telephone number of person authorized to receive notices and communications)

                          January 9, 1998
      (Date of event which requires filing of this statement)

     If  the  filing  person has previously filed a  statement  on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box [   ].

     Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     NOTE:   Six copies of this statement, including all exhibits,
should be filed with the Commission. See Rule 13d-1 (a) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
13D
CUSIP No. 453235103

(1)  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Donald K. McGhan

(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)
                                                         (b)   [X]

(3)  SEC USE ONLY


(4)  SOURCE OF FUNDS*

     PF & OO

(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                      [   ]

(6)  CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

NUMBER OF     (7)   SOLE VOTING POWER
                    635,604
SHARES
              (8)   SHARED VOTING POWER
BENEFICIALLY        1,329,733

OWNED BY      (9)   SOLE DISPOSITIVE POWER
                    635,604
EACH
             (10)   SHARED DISPOSITIVE POWER
REPORTING           1,329,733

PERSON WITH

(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,329,733

(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                    [   ]

(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     14.96%

(14) TYPE OF REPORTING PERSON*

     IN

*  SEE INSTRUCTIONS BEFORE FILLING OUT!
13D
CUSIP No. 453235103

(1)  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Shirley M. McGhan

(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)
                                                         (b)   [X]

(3)  SEC USE ONLY


(4)  SOURCE OF FUNDS*

     PF & OO

(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                      [   ]

(6)  CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

NUMBER OF     (7)   SOLE VOTING POWER
                    207,310
SHARES
              (8)   SHARED VOTING POWER
BENEFICIALLY        1,329,733

OWNED BY      (9)   SOLE DISPOSITIVE POWER
                    207,310
EACH
             (10)   SHARED DISPOSITIVE POWER
REPORTING           1,329,733

PERSON WITH

(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,329,733

(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                         [   ]

(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     14.96%

(14) TYPE OF REPORTING PERSON*

     IN

*  SEE INSTRUCTIONS BEFORE FILLING OUT!
13D
CUSIP No. 453235103

(1)  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     International Integrated Industries Limited Liability
     Corporation

(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)
                                                         (b)   [X]

(3)  SEC USE ONLY


(4)  SOURCE OF FUNDS*

     WC

(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                      [   ]

(6)  CITIZENSHIP OR PLACE OF ORGANIZATION

     Nevada, USA

NUMBER OF     (7)   SOLE VOTING POWER
                    -0-
SHARES
              (8)   SHARED VOTING POWER
BENEFICIALLY        181,554

OWNED BY      (9)   SOLE DISPOSITIVE POWER
                    -0-
EACH
             (10)   SHARED DISPOSITIVE POWER
REPORTING           181,554

PERSON WITH

(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     181,554

(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                     [   ]

(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     2.04%

(14) TYPE OF REPORTING PERSON*

     CO

*  SEE INSTRUCTIONS BEFORE FILLING OUT!
13D
CUSIP No. 453235103

(1)  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     McGhan Management Corporation

(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)
                                                         (b)   [X]

(3)  SEC USE ONLY


(4)  SOURCE OF FUNDS*

     WC

(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                      [   ]

(6)  CITIZENSHIP OR PLACE OF ORGANIZATION

     Nevada, USA

NUMBER OF     (7)   SOLE VOTING POWER
                    -0-
SHARES
              (8)   SHARED VOTING POWER
BENEFICIALLY        107,985

OWNED BY      (9)   SOLE DISPOSITIVE POWER
                    -0-
EACH
             (10)   SHARED DISPOSITIVE POWER
REPORTING           107,985

PERSON WITH

(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     107,985

(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                          [   ]

(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     1.22%

(14) TYPE OF REPORTING PERSON*

     CO

*  SEE INSTRUCTIONS BEFORE FILLING OUT!
13D
CUSIP No. 453235103

(1)  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     McGhan Management Limited Partnership

(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)
                                                         (b)   [X]

(3)  SEC USE ONLY


(4)  SOURCE OF FUNDS*

     WC

(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                      [   ]

(6)  CITIZENSHIP OR PLACE OF ORGANIZATION

     Nevada, USA

NUMBER OF     (7)   SOLE VOTING POWER
                    -0-
SHARES
              (8)   SHARED VOTING POWER
BENEFICIALLY        197,280

OWNED BY      (9)   SOLE DISPOSITIVE POWER
                    -0-
EACH
             (10)   SHARED DISPOSITIVE POWER
REPORTING           197,280

PERSON WITH

(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     197,280

(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                       [   ]

(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     2.22%

(14) TYPE OF REPORTING PERSON*

     CO

*  SEE INSTRUCTIONS BEFORE FILLING OUT!
                              SCHEDULE 13D

This Amendment No. 7 to the statement on Schedule 13D filed on behalf of Donald K. McGhan, Shirley M. McGhan, International Integrated Industries, L.L.C., McGhan Management Corporation, and McGhan Management Limited Partnership (collectively the "Reporting Persons") dated October 10, 1985, as amended by Amendment No. 1 filed on August 28, 1991, Amendment No. 2 filed on January 24, 1994, Amendment No. 3 filed on August 30, 1994, Amendment No. 4 filed on January 27, 1997, Amendment No. 5 filed on May 23, 1997, and Amendment No. 6 filed on July 14, 1997 (the "Schedule 13D"), relates to the common stock of Inamed Corporation, a Florida corporation (the "Company"). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D. The Schedule 13D is hereby amended and supplemented as follows:

ITEM 1.   SECURITY AND ISSUER.

          No Change.

ITEM 2.   IDENTITY AND BACKGROUND.

          No Change.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          Of the $60,940 principal amount of the 4% Convertible Debentures due 2000 of the Company (the "Debenture") acquired by the Reporting Persons since the filing of Amendment No. 6 to Schedule 13D on July 14, 1997, 105% of the $60,940 principal amount plus accrued interest, total purchase price of $64,048, of the Debenture was purchased with the working capital of International Integrated Industries, L.L.C.

          International Integrated Industries, L.L.C. immediately converted the Debenture into INAMED Corporation Common Stock under the terms and conditions of the conversion rights of the Debenture, resulting in the issuance of 20,226 shares and the retirement of the Debenture.

ITEM 4.   PURPOSE OF TRANSACTION.

          International Integrated Industries, L.L.C. has acquired the $61,000.94 (principal amount plus accrued interest) of the 4% Convertible Debentures due 2000, and immediately converted the Debenture into INAMED Corporation Common Stock under the terms and conditions of the Debentures resulting in 20,226 shares, for the purpose of maintaining a significant equity position in the Company and to maximize the value of their investment. To this end, International Integrated Industries, L.L.C. intends to continually review the Company's business affairs and financial position and future prospects as well as conditions in the securities markets and general economic and industrial conditions.

          Based on such evaluation and review, and other factors (including, without limitation, the attitude of the Board of Directors and management of the Company), International
          Integrated Industries, L.L.C. will continue to consider various alternative courses of action and will in the future take such actions with circumstances existing from time to time. Such actions may include seeking to maintain representation on the Board of Directors of the Company and remain a member of management, making recommendations to other members of management concerning various business strategies, acquisitions, dividend policies and other matters, seeking to acquire control of the Company through a proxy solicitation, tender offer, exchange offer or otherwise, or such other actions as Mr. McGhan and International Integrated Industries, L.L.C. may deem appropriate. Such actions may involve the purchase of additional shares or, alternatively, may involve the sale of all or a portion of the shares held by Mr. McGhan and International Integrated Industries, L.L.C. in the open market or in privately negotiated transactions to one or more purchasers.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          The following is added to Item 5:

          (a) Mr. McGhan directly owned 635,604 shares on January 9, 1998, which he believes to be 7.15% of the outstanding class of shares of the Issuer. Mr. McGhan's wife, Shirley M. McGhan, owns 207,310 shares of Common Stock (or approximately 2.33% of the outstanding shares) directly for her own account.

          Mr. McGhan disclaims beneficial ownership of the shares owned by Mrs. McGhan. Mrs. McGhan disclaims beneficial ownership of the shares owned by Mr. McGhan.1

          McGhan Management Corporation owned 107,985 shares on January 9, 1998, which they believe to be 1.22% of the outstanding class of shares of the Issuer.

          McGhan Management Limited Partnership owned 197,280 shares on January 9, 1998, which they believe to be 2.22% of the entire outstanding class of shares of the Issuer.

          International Integrated Industries, L.L.C. owned 157,401 shares on January 9, 1998, which they believe to be 1.77% of the entire outstanding class of shares of the Issuer. In addition, International Integrated Industries, L.L.C. owned on January 9, 1998, $150,000 principal amount of the 11% Secured Convertible Notes due 1999 which they believe to be able to be converted into Common Stock in the following amounts: a) 15,582 shares from conversion of $85,714.29 at $5.50 per share and b) 8,034 shares from exercise of warrants representing $64,285.71 callable at $8.00 per share. Under the terms of the Second Supplemental Indenture dated July 2, 1997, the conversion price of the warrants has been reduced from $8.00 to $7.50 per share. This reduction results in 8,571 shares from exercise of warrants representing $64,285.71 callable at $7.50 per share. The result would be International Integrated Industries, L.L.C. owning 181,554 shares on January 9, 1998, which they believe to be 2.04% of the entire outstanding class of shares of the Issuer.

          (b) Mr. McGhan has the sole power to vote, or to direct the vote, and the sole power to dispose, or to direct the disposition of the shares owned by him directly, and disclaims any power to vote or direct the voting or to dispose of any of the shares of Common Stock owned by Mrs. McGhan, subject to Nevada Community Property laws as applicable.

          Mr. McGhan is the Chairman of the Board and the majority Shareholder of McGhan Management Corporation and, as such, participates in voting on the directives that the Board of Directors authorizes for the Secretary of McGhan Management Corporation to act upon to vote, or to direct the vote, and to direct the disposition of the shares owned by McGhan Management Corporation.

   1 Does not include (a) 10,900 shares held of record by Nikki M. Moseley, a Director and Officer of McGhan Management Corporation; a Limited Partner of McGhan Management Limited Partnership; a Member of International Integrated Industries, L.L.C. and daughter of Mr. McGhan,
(b) 34,982 shares held of record by a Living Trust established for the benefit of Nikki M. Moseley and (c) 10,350 shares held of record by Garrett M. Wilson, Mr. McGhan's grandson and Mrs. Moseley's son.

          Mr. McGhan is the General Manager and the sole General Partner of McGhan Management Limited Partnership and, as such, participates in decisions for McGhan Management Limited Partnership to direct the disposition of the shares owned by McGhan Management Limited Partnership.

          Mr. McGhan is the Managing Member of International Integrated Industries, L.L.C. and, as such, participates in voting on the directives that the Board of Members authorizes for the Secretary of International Integrated Industries, L.L.C. to act upon to vote, or to direct the vote, and to direct the disposition of the shares owned by International Integrated Industries, L.L.C.

          (c) On January 9, 1998, International Integrated Industries, L.L.C. purchased $61,000.94 of 4% Convertible Debentures due 2000. Such Debentures were acquired in a single private transaction at 105% of face value ($64,048). (See Exhibit A.)

          On January 9, 1998, International Integrated Industries, L.L.C. converted $61,000.94 of 4% Convertible Debentures due 2000 into shares of INAMED Corporation Common Stock at a per share price of $3.016.

          (d) Mr. McGhan has the sole power to receive or direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock owned by him directly and disclaims any power to receive or direct the receipt of dividends or proceeds of sale relating to the shares of Common Stock owned by Mrs. McGhan.

          The Board of Members of International Integrated Industries, L.L.C. has the authority to receive or direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock owned directly by International Integrated Industries, L.L.C.. Mr. McGhan is the Managing Member of International Integrated Industries, L.L.C.

          The Board of Directors of McGhan Management Corporation has the authority to direct the Secretary of McGhan Management Corporation to receive or direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock owned directly by McGhan Management Corporation. Mr. McGhan is the Chairman of the Board and the majority Shareholder of McGhan Management Corporation.

          The General Manager and General Partner of McGhan Management Limited Partnership has the authority to receive or direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock owned directly by McGhan Management Limited Partnership. Mr. McGhan is the General Manager and sole General Partner of McGhan Management Limited Partnership.

          (e) Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          See Exhibit A.



ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          Trade Confirmation (Exhibit A).

                               SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:  January 15, 1998


                                   /s/ Donald K. McGhan
                                   Donald K. McGhan, Individually



                                   /s/ Shirley M. McGhan
                                   Shirley M. McGhan, Individually



                                   INTERNATIONAL INTEGRATED INDUSTRIES,L.L.C.



                                   /s/ Donald K. McGhan
                                   Donald K. McGhan, Managing Member


                                   McGHAN MANAGEMENT CORPORATION



                                   /s/ Donald K. McGhan
                                   Donald K. McGhan, Chairman



                                   McGHAN MANAGEMENT LIMITED PARTNERSHIP



                                   /s/ Donald K. McGhan
                                   Donald K. McGhan, General Manager


                           TRADE CONFIRMATION


SELLER'S NAME:           Anaconda Opportunity Fund, LP
CONTACT:                 Peter Amato
PHONE NUMBER:            (212) 698-9619
FAX NUMBER:              (212) 698-9628

BUYER'S NAME:            International Integrated Industries, LLC
CONTACT:                 Donald K. McGhan
 PHONE NUMBER:           (702) 731-2650
FAX NUMBER:              (702) 791-3267

The parties hereby agree to the following transaction:

TRADE DATE:              As of January 9, 1998

BUYER:                   International Integrated Industries, LLC

SELLERS:                 Anaconda Opportunity Fund, LP

DEBT INSTRUMENT:         Inamed Corporation 4% Convertible Debentures
due
                         2000 (the "Debentures")

PRINCIPAL AMOUNT:        $60,940.00

FORM OF PURCHASE:        Assignment

CLOSING:                 January 9, 1998

PRICE:                   $64,047.94 (105% of Principal Amount plus
accrued
                         interest through Closing)

REPRESENTATIONS:         Seller represents and warrants that Seller owns
                         the  Debentures subject of this trade free and clear
                         of any lien,   charge, encumbrance or adverse claim
                         of any third party and the Seller has not authorized, nor to the Seller's knowledge have there been, any alterations or modifications of the Debentures.

                         Buyer and Seller acknowledge that either of them may have access to or possession of confidential or material nonpublic information concerning Inamed or the Debentures. Buyer and Seller agree to waive any claim against one another deriving from or relating to any assertion that they did not have access to the same information.

ADDITIONAL
DOCUMENTATION:           Buyer and Seller agree to cooperate to execute
                         reasonable necessary documentation to transfer the ownership of the Debentures on the terms described herein.

If the foregoing reflects our agreement, please provide the signature of a duly authorized officer or other signatory where indicated below and return this letter to each party.

ACCEPTED AND AGREED:


SELLER                             BUYER

Anaconda Opportunity Fund, LP      International Integrated Industries, LLC


By:       /s/ Mitchell J. Kelly         By:    /s/ Donald K. McGhan
Name:     Mitchell J. Kelly             Name:  Donald K. McGhan
Title:    General Partner               Title: Managing Member